As confidentially submitted to the Securities and Exchange Commission on September 28, 2017, as

Amendment No. 2 to the confidential submission. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

ALLENA PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2836	45-2729920
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Newton Executive Park, Suite 202

Newton, Massachusetts 02462

(617) 467-4577

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Alexey Margolin

Chief Executive Officer

Allena Pharmaceuticals, Inc.

One Newton Executive Park, Suite 202

Newton, Massachusetts 02462

(617) 467-4577

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael H. Bison Daniel Lang Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 (617) 570-1000	Sophia Hudson Joseph A. Hall Davis Polk & Wardwell LLP John Hancock Tower 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer (Do not check if a smaller reporting company)	☒	Smaller Reporting Company	☐
		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.001 per share
(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the offering price of shares that the underwriters may purchase pursuant to an option to purchase additional shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

Allena Pharmaceuticals, Inc. has prepared this Amendment No. 2 to the Draft Registration Statement on Form S-1 that was confidentially submitted to the Securities and Exchange Commission on September 28, 2017 (the “Registration Statement”) solely for the purposes of filing Exhibit 10.11 to the Registration Statement and making corresponding updates to Item 16 and the Exhibit Index. This Amendment No. 2 does not modify any provision of the Prospectus that forms Part I of the Registration Statement and accordingly such Prospectus has not been included herein.

PART II

Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and NASDAQ listing fee.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
NASDAQ listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer Agent and fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, or the DGCL, authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys’ fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

We have adopted provisions in our certificate of incorporation and bylaws to be in effect at the consummation of this offering that limit or eliminate the personal liability of our directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our bylaws provide that:

•	we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and

•	we will advance reasonable expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of us, subject to limited exceptions.

We have entered into indemnification agreements with each of our directors and intend to enter into such agreements with certain of our executive officers. These agreements provide that we will indemnify each of our directors, certain of our executive officers and, at times, their affiliates to the fullest extent permitted by Delaware law. We will advance expenses, including attorneys’ fees (but excluding judgments, fines and settlement amounts), to each indemnified director, executive officer or affiliate in connection with any proceeding in which indemnification is available and we will indemnify our directors and officers for any action or proceeding arising out of that person’s services as a director or officer brought on behalf of the Company and/or in furtherance of our rights. Additionally, each of our directors may have certain rights to indemnification, advancement of expenses and/or insurance provided by their affiliates, which indemnification relates to and might apply to the same proceedings arising out of such director’s services as a director referenced herein. Nonetheless, we have agreed in the indemnification agreements that the Company’s obligations to those same directors are primary and any obligation of the affiliates of those directors to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.

We also maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of us and our directors and officers by the underwriters against certain liabilities under the Securities Act and the Exchange Act.

Item 15.	Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, we have issued the following securities which were not registered under the Securities Act:

1.	In August 2014, we issued a warrant to purchase an aggregate of 142,856 shares of our Series A Preferred Stock at a price per share of $0.98 to Silicon Valley Bank in connection with that certain Loan and Security Agreement dated August 18, 2014 with Silicon Valley Bank, whereby Silicon Valley Bank committed to lend us up to $7 million pursuant to the terms therein.

2.	In October 2014, we issued and sold an aggregate of 19,841,270 shares of Series B Preferred Stock at a price of $1.26 per share.

3.	In November 2015 and December 2015, we issued and sold an aggregate of 20,000,000 shares of Series C Preferred Stock at a price of $2.65 per share.

4.	In May 2016, we issued a warrant to purchase an aggregate of 37,736 shares of our Series C Preferred Stock at a price per share of $2.65 to Silicon Valley Bank in connection with that certain Second Amendment to Loan and Security Agreement dated May 2, 2016 with Silicon Valley Bank, whereby Silicon Valley Bank committed to lend us up to $10 million pursuant to the terms therein.

5.	Since January 1, 2014, we granted stock options to purchase an aggregate of 5,807,690 shares of our common stock, with exercise prices ranging from $0.18 to $1.17 per share, to our employees, directors and consultants pursuant to our 2011 Stock Incentive Plan.

6.	Since January 1, 2014, we sold an aggregate of 182,767 shares of common stock to employees, directors and consultants for cash consideration in the aggregate amount of $28,235 upon the exercise of stock options and stock awards.

We deemed the offers, sales and issuances of the securities described in paragraphs (1) through (4) and paragraph (6) above to be exempt from registration under the Securities Act, in reliance on Section 4(a)(2) of the Securities Act, including Regulation D and Rule 506 promulgated thereunder, regarding transactions by an issuer not involving a public offering. All purchasers of securities in transactions exempt from registration pursuant to Regulation D represented to us that they were accredited investors and were acquiring the shares for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not be registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

We deemed the grants of stock options described in paragraph (5) as exempt pursuant to Section 4(a)(2) of the Securities Act or to be exempt from registration under the Securities Act in reliance on Rule 701 of the Securities Act as offers and sales of securities under compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. Each of the recipients of securities in any transaction exempt from registration had ether received or had adequate access, through employment, business or other relationships, to information about us.

All certificates representing the securities issued in the transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transaction set forth in this Item 15.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

See the Exhibit Index attached to this Registration Statement, which is incorporated by reference herein.

(b) Financial statement schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(1)

That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities

Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Exhibit Index

1.1*	Form of Underwriting Agreement

3.1*	Form of Restated Certificate of Incorporation (to be effective upon pricing of this offering).

3.2*	Form of Restated Certificate of Incorporation (to be effective upon closing of this offering).

3.3**	By-laws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant (to be effective upon closing of this offering).

4.1*	Form of Common Stock certificate.

4.2**	Second Amended and Restated Investor Rights Agreement, by and between the Registrant and the Investors named therein, dated as November 25, 2015.

4.3**	Warrant to Purchase Stock issued to Silicon Valley Bank, dated May 2, 2016.

4.4**	Warrant to Purchase Stock issued to Silicon Valley Bank, dated August 18, 2014.

5.1*	Opinion of Goodwin Procter LLP

10.1†**	2011 Stock Incentive Plan and forms of agreements thereunder.

10.2†*	2017 Stock Option and Incentive Plan and forms of agreement thereunder (to be effective upon closing of this offering).

10.3†*	2017 Employee Stock Purchase Plan (to be effective upon closing of this offering).

10.4†*	Senior Executive Cash Incentive Bonus Plan (to be effective upon closing of this offering).

10.5†*	Employment Agreement by and between the Registrant and Alexey Margolin.

10.6†*	Employment Agreement by and between the Registrant and Edward Wholihan.

10.7†*	Employment Agreement by and between the Registrant and Louis Brenner.

10.8*	Form of Indemnification Agreement, to be entered into between the Registrant and its directors and officers (to be effective upon closing of this offering).

10.9**	Lease Agreement, by and between the Registrant and Newton Executive Park Limited Partnership, dated August 29, 2011, as amended.

10.10**	Commercial Lease, by and between the Registrant and Cummings Properties, LLC, dated August 18, 2016, as amended.

10.11#	License Agreement dated March 22, 2012, as amended, by and between the Registrant and Ajinomoto Althea, Inc. (f/k/a Althea Technologies, Inc.).

10.12**	Loan and Security Agreement by and between the Registrant and Silicon Valley Bank, dated August 18, 2014, as amended.

10.13†*	Non-Employee Director Compensation Policy.

21.1**	Subsidiaries.

23.1*	Consent of Ernst & Young LLP.

23.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1)

24.1*	Power of Attorney

*	To be filed by amendment
**	Previously filed.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Newton, Massachusetts on                     , 2017.

ALLENA PHARMACEUTICALS, INC.

By:
Name: Alexey Margolin, Ph.D. Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Alexey Margolin, Ph.D. and Edward Wholihan, and each of them singly, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including, without limitation, post-effective amendments) to this Registration Statement and any subsequent registration statement filed by the Registrant pursuant to Rule 462(b) of the Securities Act of 1933, which relates to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection herewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

Alexey Margolin, Ph.D.	Chief Executive Officer and Director (Principal Executive Officer)	, 2017

Edward Wholihan	Vice President, Finance and Administration (Principal Financial and Accounting Officer)	, 2017

Axel Bolte	Director	, 2017

Stephen Kraus	Director	, 2017

Gino Santini	Director	, 2017

Robert Tepper, M.D.	Director	, 2017

James N. Topper, M.D., Ph.D.	Director	, 2017

Robert Alexander, Ph.D.	Director	, 2017